Exhibit 99.1

Heckmann Corporation Teams Up with Encana Natural Gas Inc., Westport Innovations Inc. and Peterbilt Motors Company to Employ the Largest Transport Fleet of Liquefied Natural Gas Powered Trucks in North America

•	Heckmann Corporation places the single largest order for liquefied natural gas (LNG) trucks by a U.S. customer (200)
•	First major exploration and production company's supply chain transition to natural gas
•	NGV fleet to reduce Heckmann Water Resources' carbon footprint in Haynesville Shale area by up to 30% and dramatically reduce fuel cost

VANCOUVER, April 5 /CNW/ - Westport Innovations Inc. (TSX: WPT) (NASDAQ: WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today announced that Heckmann Corporation, a water solutions company focused on water issues worldwide and, in particular, oil and natural gas exploration and production, is teaming up with Encana Natural Gas Inc., a subsidiary of Encana Corporation, Westport and Peterbilt Motors Company, a division of PACCAR Inc to transition its truck fleet from traditional diesel vehicles to natural gas vehicles (NGVs). Under the terms of the agreement, Encana will make fueling services available where Heckmann Water Resources (HWR) operates its fleet of water transportation vehicles. HWR will use the trucks to service its customer's natural gas wells and provide water handling services in conjunction with its system of pipelines and disposal wells.

HWR has issued a purchase order for 200 Peterbilt 367 liquefied natural gas (LNG) trucks incorporating Westport Heavy Duty Systems (Westport HD), from Westport. Although the purchase price of NGVs is higher than diesel trucks, the significantly reduced life cycle operating cost of NGVs is conducive to operating the heavy-duty trucks on natural gas. Additionally, because of cleaner combustion, the average operating life of NGVs is considerably longer.

"This is the first LNG truck order by a natural gas industry service provider," said David Demers, CEO of Westport Innovations. "HWR and Encana are leading the way to leverage the clean, abundant, and domestically available natural gas. The fuel is inexpensive relative to diesel and its availability for this application makes an economic win-win for both HWR and Encana as well as the significant environmental benefits including up to 30% lower green house gas emissions."

When liquefied natural gas is deployed in upstream natural gas operations critical infrastructure is created and additional market demand for natural gas is stimulated in fleet transportation, including light-duty commercial fleets and other heavy-duty off-road operations, as well as natural gas drilling rigs, pressure pumping services and freight transportation. Beyond the natural gas sector, momentum also builds for increased natural gas use in other sectors, such as mining and construction, and the cumulative benefits of expanded natural gas use results in multiple economic and environmental benefits for society.

Richard J. Heckmann, Chairman and CEO of Heckmann Corporation, stated: "We are proud to be the first oil and natural gas services provider to offer LNG trucks to our clients and to operate the largest fleet of LNG trucks in North America. Natural gas combustion produces up to 30% less greenhouse gases resulting in a much lower carbon footprint per vehicle, and domestic natural gas will provide us with a significant cost savings over the life of the vehicles.

"There are abundant natural gas resources here in our own country, produced by our own citizens," Mr. Heckmann continued.  "Programs like the one we have established with Encana are critical in bringing attention to the phenomenal opportunity available in the U.S. to rid our nation of the foreign oil tax.  With Encana, we will do our part by converting our fleet to NGVs, and we encourage all companies to identify solutions that will eliminate our country's dependence on oil imported from the Middle East."

"We are very pleased to be part of an innovative North American solution to expand the use of liquefied natural gas in large-freight vehicles in the U.S. This initiative is a major step towards encouraging many companies servicing the energy industry to convert vehicles to run on affordable, environmentally-responsible LNG or compressed natural gas (CNG)," said Eric Marsh, Executive Vice-President, Encana Corporation & Senior Vice-President, USA Division

Natural Gas Technology

The Westport HD System consists of a 15-litre HD engine, incorporating proprietary Westport fuel injectors, LNG fuel tanks with integrated cryogenic fuel pumps, and associated electronic components to facilitate robust performance and reliable operation. The Westport HD engine is certified and compliant to 2010 U.S. Environmental Protection Agency and California Air Resources Board emission standards in North America.

About Heckmann Corporation

Heckmann Corporation was created to buy and build companies in the water sector.  In 2011, the Company continued the acquisition of additional disposal assets including expansion into the Eagle Ford Shale area in south Texas.  In early 2010, the Company completed its 50-mile water disposal pipeline in the Haynesville Shale, and began expanding the line in 2011 to handle additional produced water and fresh water transportation.  In February 2010, the Company announced its joint venture with Energy Transfer Partners to provide turnkey pipeline transportation solutions for complex water flows in the Marcellus and Haynesville oil and natural gas fields.  The acquisition of an oilfield produced water disposal and transport company in November 2010, recently renamed Heckmann Water Resources, makes the Company one of the largest handlers of produced water in North America.  www.heckmanncorp.com

About Encana Corporation

Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of natural gas resource plays in key basins from northeast British Columbia to east Texas and Louisiana. Encana Natural Gas Inc., a subsidiary of Encana Corporation, is focused on expanding the use of natural gas by providing leadership in the technical and commercial acceleration of making abundant natural gas the fuel of choice in the North American power generation and transportation markets. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

About Westport Innovations Inc.

Westport Innovations Inc. is a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas. Our unique technologies reduce nitrogen oxides (NOx), particulate matter (PM), and greenhouse gas emissions (GHG) while preserving the power, torque, and fuel efficiency of diesel engines. The Company focuses on three distinct categories or target markets - light-, medium-, and heavy-duty - through Westport business units or joint ventures. Juniper Engines is focused on 2.4L engines for industrial applications such as forklifts, oilfield service engines and light-duty automotive. Cummins Westport (CWI), a joint venture with Cummins, sells the world's broadest range of low-emissions alternative fuel engines for commercial urban fleets such as buses, refuse trucks and vocational vehicles ranging from 5.9L to 8.9L. Westport Heavy Duty (Westport HD), our proprietary development platform, is engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportWPRT.

Note:  This document contains forward-looking statements, including statements regarding the demand for our products, the future success of our business and technology strategies, investment, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of our products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms of future agreements. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and assumptions include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the progress of clean air plans at the Port of Los Angeles and Long Beach and other global government stimulus packages, the acceptance of natural gas vehicles in fleet markets, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

%CIK: 0001370416

For further information:

Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

Investor Relations for Heckmann Corporation:
The Piacente Group, Inc.
Kristen McNally
Phone: 212-481-2050
Email: heckmann@tpg-ir.com

CO: Westport Innovations Inc.

CNW 13:10e 05-APR-11